SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  (Amendment No. 4 for Steel Partners II, L.P.)
               (Amendment No. 1 for Steel Partners Services, Ltd.,
                   Warren G. Lichtenstein and Lawrence Butler)

                    Under the Securities Exchange Act of 1934

                                BUFFTON CORPORATION
 ----------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    119885200
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                                 (CUSIP Number)

                             Warren G. Lichtenstein
                             Steel Partners II, L.P.
                        750 Lexington Avenue - 27th Floor
                            New York, New York  10022
                                    212/446-5217
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                             August 7, 1995
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

     Check the following box if a fee is being paid with the statement |__|.




                               Page 1 of 9 pages

             CUSIP NO. 119885200                     Page 2 of 9 pages
                       ---------

        1        NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      Steel Partners II, L.P.


        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                     (b) [  ]


        3        SEC USE ONLY

        4        SOURCE OF FUNDS

                      PF

        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

    NUMBER OF                7             SOLE VOTING POWER
     SHARES
  BENEFICIALLY                             534,500
    OWNED BY
      EACH                   8             SHARED VOTING POWER
    REPORTING
   PERSON WITH
                                             -0-

                             9             SOLE DISPOSITIVE POWER

                                           534,500
                            10             SHARED DISPOSITIVE POWER

                                             -0-

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                      534,500

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [  ]

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.8%
       14        TYPE OF REPORTING PERSON

                      PN

             CUSIP NO. 119885200                     Page 3 of 9 pages
                       ---------

       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Steel Partners Services, Ltd.

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                     (b) [  ]


       3        SEC USE ONLY

       4        SOURCE OF FUNDS

                     OO

       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

       6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York

   NUMBER OF                7              SOLE VOTING POWER
     SHARES
  BENEFICIALLY                             108,500(1)
    OWNED BY
      EACH                  8              SHARED VOTING POWER
   REPORTING
  PERSON WITH
                                             -0-

                            9              SOLE DISPOSITIVE POWER

                                           108,500(1)
                            10             SHARED DISPOSITIVE POWER

                                             -0-

       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                     108,500(1)

       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                           [  ]

       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.0%
       14       TYPE OF REPORTING PERSON

                     CO

     (1) Represents shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

             CUSIP NO. 119885200                     Page 4 of 9 pages
                       ---------


        1        NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      Warren G. Lichtenstein


        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                                      (b) [  ]

        3        SEC USE ONLY

        4        SOURCE OF FUNDS

                      OO

        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.

    NUMBER OF                7              SOLE VOTING POWER
     SHARES
  BENEFICIALLY                              643,000(1)
    OWNED BY
      EACH                   8              SHARED VOTING POWER
    REPORTING
   PERSON WITH
                                              -0-

                             9              SOLE DISPOSITIVE POWER

                                            643,000(1)
                             10             SHARED DISPOSITIVE POWER

                                              -0-

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                      643,000(1)

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                           [  ]

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       11.8%
       14        TYPE OF REPORTING PERSON

                      IN

     (1) Represents 534,500 shares owned by Steel Partners II, L.P. and 108,500 shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein and Lawrence Butler.

             CUSIP NO. 119885200                     Page 5 of 9 pages
                       ---------


        1        NAME OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      Lawrence Butler

        2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                     (b) [  ]


        3        SEC USE ONLY

        4        SOURCE OF FUNDS

                      OO

        5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

        6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.

    NUMBER OF                7             SOLE VOTING POWER
     SHARES
  BENEFICIALLY                             643,000(1)
    OWNED BY
      EACH                   8             SHARED VOTING POWER
    REPORTING
   PERSON WITH
                                             -0-

                             9             SOLE DISPOSITIVE POWER

                                           643,000(1)
                            10             SHARED DISPOSITIVE POWER

                                             -0-

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                      643,000(1)

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                          [  ]

       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       11.8%
       14        TYPE OF REPORTING PERSON

                      IN

     (1) Represents 534,500 shares owned by Steel Partners II, L.P. and 108,500 shares managed by Steel Partners Services, Ltd., an entity controlled by Warren G. Lichtenstein and Lawrence Butler.

             CUSIP NO. 119885200                     Page 6 of 9 pages
                       ---------

                           STATEMENT FOR SCHEDULE 13D
                           --------------------------


          This amendment is being filed to report the acquisition by the Reporting Persons of an additional 111,500 shares of Common Stock which were acquired to increase their equity position in the Issuer. Accordingly, Items 3 and 5 of this Schedule 13D are hereby being amended. As there has been no change in the information previously reported in Items 1, 2 and 4 since the most recent filing on Schedule 13D, reference is made to said Items of the Schedule 13D filed with the Commission on or about July 7, 1995.

Item 3.  Source and Amount of Funds or Other Consideration.

          The aggregate purchase price of the shares of Common Stock owned by Steel Partners II is $833,732. The shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

          The aggregate purchase price of the shares of Common Stock beneficially owned by Services is $161,202. Such shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(c), the Fund may be deemed the beneficial owner of the Shares reported by Services.

Item 5.  Interest in Securities of the Issuer.

          (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 5,458,022 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company's 1995 Proxy Statement.

As of the close of business on August 15, 1995:

          Steel Partners II beneficially owns 534,500 shares of Common Stock, constituting approximately 9.8% of the shares outstanding; and Services beneficially owns 108,500 shares, constituting 2.0%. Collectively, the Reporting Persons own 643,000 shares, constituting 11.8%. Mr. Lichtenstein and Mr. Butler may be deemed to beneficially own 643,000 shares of the Issuer's common stock by virtue of their authority to vote and dispose of the Shares owned by Steel Partners II and managed by Services.

             CUSIP NO. 119885200                     Page 7 of 9 pages
                       ---------




          (b) By virtue of their positions with Steel Partners II and Services, each of Messrs. Lichtenstein and Butler has the sole power to vote and dispose of the shares reported in this Schedule 13D.

          (c) Other than the purchases set forth below, no Reporting Person has engaged in transactions in the Issuer's common stock since Steel Partners II's most recent filing on Schedule 13D.

                      Purchases made by Steel Partners II:
                      -----------------------------------
                                         Price per Share
 Date              No. of Shares         (excl. Commissions)
 ----              -------------         -------------------

 7/10/95           19,500                $1.405
 7/11/95            1,650                 1.405

 8/04/95            3,350                 1.519

 8/07/95            5,000                 1.467
 8/08/95            1,850                 1.467

 8/15/95           24,300                 1.644

                   Purchases made by Services:
                   --------------------------

                                         Price per Share
 Date              No. of Shares         (excl. Commissions)
 ----              -------------         -------------------

 7/10/95           19,500                $1.405

 7/11/95            1,850                 1.405
 8/04/95            3,350                 1.518

 8/07/95            5,000                 1.467
 8/08/95            1,850                 1.467

 8/15/95           24,300                 1.644

          All such transactions were effected in the open market.

          (d) Other than the Fund, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the Common Stock.

          (e)  Not applicable.

             CUSIP NO. 119885200                     Page 8 of 9 pages
                       ---------




Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described herein, there are no contracts, arrangements or understanding among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

          1.   Form of Limited Partnership Agreement
               (Previously filed)

          2.   Joint Filing Agreement (Previously filed)

          3.   Powers of Attorney (Previously filed)

             CUSIP NO. 119885200                     Page 9 of 9 pages
                       ---------




                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  August 18, 1995            STEEL PARTNERS II, L.P.

                              By:  Steel Partners Associates, L.P.
                                   General Partner

                                   By:  Steel Partners, Ltd.
                                        General Partner


                                   By: /s/ Warren G. Lichtenstein
                                      ----------------------------
                                          Warren G. Lichtenstein,
                                           Chief Executive Officer




                                   STEEL PARTNERS SERVICES, LTD.


                                 By:/s/ Warren G. Lichtenstein
                                    ------------------------------
                                       Warren G. Lichtenstein,
                                        Chief Executive Officer


                                     /s/ Warren G. Lichtenstein
                                   -------------------------------
                                        WARREN G. LICHTENSTEIN



                                     /s/ Lawrence Butler
                                   -------------------------------
                                        LAWRENCE BUTLER